UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Completion of Migration of Legal Domicile to Cayman Islands; New CUSIP

Sapiens International Corporation N.V. (“Sapiens” or the “Company”) hereby reports that it has completed the migration of its legal domicile from Curaçao to the Cayman Islands, which migration had been approved by the Company’s shareholders at Sapiens’ 2017 Annual General Meeting of Shareholders held on November 29, 2017 (the “2017 Annual Meeting”).

For further information concerning the migration, please see the “Background” to Proposals 7 and 8 in the Company’s proxy statement for the 2017 Annual Meeting, which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on October 26, 2017 (the “2017 Proxy Statement”), which proposals were approved at the 2017 Annual Meeting.

The description of each of those proposals that were approved by the Company’s shareholders, as set forth in the 2017 Proxy Statement, is incorporated by reference herein.

A copy of the Company’s Memorandum and Articles of Association, which serve as the Company’s charter documents as an exempted company under the Companies Law (as revised) of the Cayman Islands, was annexed to the 2017 Proxy Statement as Appendix A. A table comparing certain Curacao law provisions to Cayman Islands law provisions was annexed to the 2017 Proxy Statement as Appendix B.

As previously noted by Sapiens in its press release issued on October 18, 2017, the change of the Company’s corporate domicile will not affect the business, location, management, assets or liabilities of the Company, nor alter any shareholder’s ownership interest in the Company. As described in the 2017 Proxy Statement, to minimize and/or eliminate adverse tax consequences for the Company’s shareholders that might potentially accompany the migration, Sapiens has obtained a tax ruling from the Israeli Tax Authority, the tax authority in the jurisdiction in which Sapiens is resident for tax purposes, which provides that the migration will not be deemed a taxable event for the Company’s shareholders under Israeli tax law. In addition, the Company has obtained an approval that the migration will not be deemed a taxable event for Sapiens’ shareholders under Curacao tax law.

Sapiens’ common shares will begin trading under a new CUSIP, G7T16G103, on the NASDAQ Capital Market, effective on August 22, 2018.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: August 21, 2018	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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